FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                01 November 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                    CONTENTS

1. Holding(s) in Company

2. Holding(s) in Company

3. Director/PDMR Shareholding


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  01 November 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Holding(s) in Company

2.                          Holding(s) in Company

3.                          Director/PDMR Shareholding

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Exhibit No. 1
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Legal & General Group Plc



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Legal & General Group Plc



5. Number of shares / amount of stock acquired


N/A



6. Percentage of issued class


N/A



7. Number of shares / amount of stock disposed


N/A



8. Percentage of issued class


N/A



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known





11. Date company informed


6 October 2006



12. Total holding following this notification


34,611,852



13. Total percentage holding of issued class following this notification


3.03%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


6 October 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


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Exhibit No. 2

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Barclays PLC



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Bank of New York                                                     40,252
BARCLAYS CAPITAL NOMINEES                                            1,451,192
BARCLAYS CAPITAL NOMINEES                                            7,576,493
BNP PARIBAS                                                          214,709
Barclays Capital Securities Ltd                                      2,017,000
Barclays Capital Securities Ltd                                      2,000,000
Barclays Global Investors Canada                                     42,390
Barclays Trust & Co & Others                                         1,395
Barclays Trust Co R69                                                1,020
CHASE NOMINEES LTD                                                   571,625
CHASE NOMINEES LTD                                                   23,240,171
CHASE NOMINEES LTD                                                   776,460
CIBC MELLON GLOBAL SECURITIES                                        163,760
Clydesdale Nominees - HGB0125                                        4,080
INVESTOR BANK AND TRUST CO                                           17,580,723
INVESTOR BANK AND TRUST CO                                           2,022,509
JP MORGAN (BGI CUSTODY)                                              288,780
JP MORGAN (BGI CUSTODY)                                              33,862
JP MORGAN (BGI CUSTODY)                                              1,550,290
JP MORGAN (BGI CUSTODY)                                              76,489
JP MORGAN (BGI CUSTODY)                                              318,354
JP MORGAN (BGI CUSTODY)                                              534,592
JP MORGAN (BGI CUSTODY)                                              8,796,276
JP MORGAN (BGI CUSTODY)                                              9,828
JP MORGAN (BGI CUSTODY)                                              44,169
JPMORGAN CHASE BANK                                                  19,408
JPMORGAN CHASE BANK                                                  1,419,148
JPMORGAN CHASE BANK                                                  1,714,617
JPMORGAN CHASE BANK                                                  837,632
Master Trust Bank                                                    772,353
Mellon Trust of New England                                          220,821
Mellon Trust - US Custodian                                          396,589
Mitsui Asset                                                         10,172
NORTHERN TRUST BANK - BGI SEPA                                       984,312
Reflex Nominees Limited                                              2,577
STATE STREET BANK & TRUST - WI                                       416,596
STATE STREET BOSTON AND TRUST CO                                     96,455
STATE STREET BOSTON                                                  673,737
STATE STREET TRUST OF Canada                                         379,223
The Northern Trust Company - U                                       267,043
Trust & Custody Services Bank                                        1,240,217
ZEBAN NOMINEES LIMITED                                               13,906
TOTAL                                                                78,821,225


5. Number of shares / amount of stock acquired


N/a



6. Percentage of issued class



7. Number of shares / amount of stock disposed


37,337,597



8. Percentage of issued class


3.27%



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known



11. Date company informed


11 October 2006



12. Total holding following this notification


78,821,225



13. Total percentage holding of issued class following this notification


6.90%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


11 October 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 3

                      British Airways Plc (the "Company")

   Employee Share Schemes - Announcement of change in directors' interests in ordinary shares of 25p each.

The Company announces that on 11 October it was notified that, Computershare Trustee (CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") purchased 92,289 ordinary shares of 25p at a price of 4.29p on 9 October 2006 on the London Stock Exchange. The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the trust. As such, the number of shares in which the directors are interested increased by 92,289.

The Company also announces that on 11 October 2006 it was notified that on 9 October 2006 the Trust disposed of 92,289 ordinary shares of 25p each to satisfy the exercise of options under the Company's Long Term Incentive Plan. The executive directors of the Company listed below, as well as other employees, are potential beneficiaries of the trust. As such, they are deemed to be interested in the shares held by the Trustee. Accordingly, the number of shares in which the directors are interested decreased by 92,289 following the disposal.

The relevant directors are Willie Walsh and Keith Williams.

This announcement is made following notifications under section 324 Companies Act 1985.

Contact:

Alan Buchanan, Company Secretary

Tel: 020 8738 5119

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